





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd
(No. and Street)

LaVista	NE	68128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Vaughan — (402)399-9111, ext 3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Vaughan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc. _____, as of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Senior Vice President, CFO
_____
Title




GENERAL NOTARY - State of Nebraska
RITA R. HOOD
My Comm. Exp. Nov. 20, 2021

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AMERICA, INC.
(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

EISNERAMPER

ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company",) a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2011.

EISNERAMPER LLP
New York, New York
February 28, 2018

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 19,463,801
Securities owned, at fair value	158,936
Due from clearing brokers, net	7,877,671
Commissions receivable	12,911,001
Agents balances and other receivables, net of allowance of $364,000	3,884,956
Notes receivable - agents, net of allowance of $37,000	192,642
Due from affiliate	7,164,075
Intangible assets, net	7,676,661
Deferred tax asset	2,812,394
Goodwill	32,689,985
Prepaid expenses and other assets	3,903,175
	$ 98,735,297

LIABILITIES

Commissions payable	$ 18,528,344
Securities sold, not yet purchased, at fair value	132,003
Accrued compensation	7,089,143
Accrued expenses and other liabilities	3,123,854
Deferred income	1,342,372
Contingent consideration payable, at fair value	660,771
	30,876,487

SHAREHOLDER'S EQUITY

Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	114,956,256
Accumulated deficit	(47,097,546)
	67,858,810
	$ 98,735,297

See notes to statement of financial condition

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly-owned by Ladenburg Thalmann Financial Services Inc. ("LTS"). LTS is a public company whose stock trades on the NYSE under the symbol LTS. Securities America Advisors, Inc. ("SAA") and Brecek & Young Advisors, Inc. ("BYA") are registered investment advisory firms, wholly-owned by SAFC. On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise").

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor brokers and insurance agents.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC ("the clearing brokers").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2017 consists of money market funds which are carried at fair value of $10,298,404.

[3] Financial instruments:

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

[4] Securities transactions:

Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at fair value.

[5] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted estimated future cash flows.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5]   Intangible assets: (continued)

If such cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6]   Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2017.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company is currently assessing the impact the adoption of ASU 2017-04 will have on its financial statements.

[7]   Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7]   Income taxes: (continued)

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax,   and (3) changes the rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The TCJA reduces the corporate tax rate to 21% effective January 1, 2018. The Company has recorded a provisional decrease in its deferred tax assets and liabilities with a corresponding net adjustment to deferred income tax expense of $1,351,681 for the year ended December 31, 2017. While the Company is able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the TCJA.

[8]   Newly Issued Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services, (ii) identifies distinct performance obligations, accounting for contract modifications and accounting for the time value of money and (iii) new, increased requirements for disclosure of revenue in the financial statements. Furthermore, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly associated with fulfilling a contract. Provided these costs are expected to be recovered, such costs will be capitalized, subsequently amortized over the useful life of customers and tested for impairment.

The Company is adopting the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and identified the following areas of impact upon adoption of the Standard:

Notes to Statement of Financial Condition
December 31, 2017

[8] Revenue recognition: (continued)

- A change in the treatment of external recruitment costs and forgivable loans issued to new representatives. Each of these costs was historically recorded as a period expense; however, under the Standard they are incremental costs to obtain a contract with a new representative. Therefore, these costs should be capitalized over the expected life of the Company's relationship with a new representative. Contracts with active representatives as of the adoption date were reviewed and a cumulative-effect adjustment will be made to increase retained earnings.

Additionally, the Company's ongoing implementation work includes evaluating changes required upon adoption of the Standard relating to: (i) new disclosures for disaggregation of revenues, contract balances and performance obligations; (ii) information technology systems; and (iii) internal controls over financial reporting.

NOTE C - NOTES RECEIVABLE - AGENTS

From time to time, the Company may make loans to its independent contractor financial advisors, primarily to newly recruited advisors to assist in the transition process. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging from 0% to 6.75%) to the Company's advisors. These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2025. The Company also provides an allowance for doubtful accounts on its receivables from advisors based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed probable.

During 2017, the Company transferred certain notes receivable for agents to SAFC in the amount of $1,363,990 and such amount was recorded through the intercompany with its affiliate.

NOTE D - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The Company has an expense sharing arrangement with SAA and is allocated overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliate as of December 31, 2017 represents the balance due from SAFC.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE E - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to LTS.

Deferred tax amounts are comprised of the following at December 31, 2017:

Deferred tax assets:	
Allowances for receivables	$ 104,709
Accrued liabilities	1,974,012
Federal benefit of unrecognized tax benefit	24,914
State net operating loss carry forwards	124,934
Securities	105,687
Intangible assets	368,823
Share-based compensation	1,064,655
Total deferred tax assets	3,767,734
Deferred tax liability:	
Goodwill	(909,730)
Valuation allowance	(45,610)
Total Deferred tax liability	(955,340)
Net deferred tax asset	$ 2,812,394

In assessing the Company's ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considers all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. At December 31, 2017, the valuation allowance amounted to $45,610 related to state net operating loss carry-forwards. During 2017, such valuation allowance decreased $9,249.

At December 31, 2017, the Company had state net operating loss carry-forwards of $2,680,664, which expire through 2031.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. At December 31, 2017, the Company had unrecognized state tax benefits of $137,907, including interest and penalties of $22,288 and $19,270, respectively, which increased $5,781 during 2017.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE E - INCOME TAXES (CONTINUED)

Prior to being acquired by LTS, the Company was included in consolidated federal and state income tax returns filed by Ameriprise. Accordingly, the Company jointly, with other members of the consolidated group, and severally is liable for any additional taxes that may be assessed against the group. In connection with the acquisition, Amerprise has agreed to indemnify LTS for any income tax assessments imposed on any members of Ameriprise's consolidated group other than SAFC and its subsidiaries. Ameriprise has disclosed that in 2017, it had received final cash settlements for resolution of the 2006 through 2011 IRS audits. The IRS has completed its examination of the 2008 through 2010 tax returns and these years are effectively settled; however, the statutes of limitation, remain open for certain carryover adjustments. The IRS is currently auditing the Company's U.S. income tax returns for 2012 through 2015. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 2005 through 2015.

NOTE F - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2017 consist of:

	Estimated Life in Years	December 31, 2017		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brokerage relationships	7-15	$11,616,027	$ 4,195,744	$ 7,420,283
Non-compete covenants	3-5	1,433,000	1,176,622	256,378
		$13,049,027	$ 5,372,366	$ 7,676,661

Changes to goodwill during the year ended December 31, 2017 are as follows:

Balance as of January 1, 2017	$ 32,600,074
Measurement period adjustment for 2016 Foothill acquisition	89,911
Balance as of December 31, 2017	$ 32,689,985

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2017, the Company had net capital of $8,627,981, which was $8,377,981 in excess of the required net capital of $250,000. The Company claims an exemption from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer's transactions through its primary correspondent brokers on a fully disclosed basis.

NOTE H - COMMITMENTS AND CONTINGENCIES

In September 2015, the Company was named as a defendant in lawsuits brought by the bankruptcy trustee of a broker-dealer (U.S. Bankruptcy Court for the District of Minnesota) and a putative class action by the shareholders of that broker-dealer (U.S. District Court for the District of Minnesota). The lawsuits allege that certain of the debtor broker-dealer's assets were transferred to the Company in June 2015 for inadequate consideration. In October 2016, a settlement was reached with the bankruptcy trustee resolving those claims; the amount paid in connection with the settlement was not material. In May 2017 the remaining complaint was dismissed by the court, with no payment by the Company.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE H – COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the ordinary course of business, in addition to the above disclosed matter, the Company is a defendant in legal, regulatory and arbitration proceedings and may be subject to unasserted claims, litigations and arbitrations primarily in connection with its activities as a securities broker-dealer. Such claims, litigations and arbitrations may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided an accrual. Upon final resolution, amounts payable may differ materially from amounts accrued. As of December 31, 2017, the Company believes current accruals amounting to $309,000 are adequate and no further accruals are required.

NOTE I - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques, such as the present value of cash flows.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 9,165,397			$ 9,165,397
Money market investments	10,298,404			10,298,404
Mutual fund investments	158,936	-	-	158,936
Total assets at fair value	$ 19,622,737	$ -		$ 19,622,737
Liabilities:				
Contingent consideration payable			$ 660,771	$ 660,771
Securities sold, not yet purchased	$ 79,189	$ 52,814		132,003
Total liabilities at fair value	$ 79,189	$ 52,814	$ 660,771	$ 792,774

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE I - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Set forth below are changes in the carrying value of the contingent consideration related to acquisitions:

Fair value at December 31, 2016	$ 3,279,227
Payments	(2,534,483)
Change in fair value	(83,973)
Fair value at December 31, 2017	$ 660,771

There were no transfers between levels during 2017.

The following table presents carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Due from clearing brokers, net	7,877,671		$7,877,671		7,877,671
Commissions receivable	12,911,001		12,911,001		12,911,001
Agents balances and other	3,884,956		3,884,956		3,884,956
Notes receivable	192,642		192,642		192,642
Due from affiliate	7,164,075	-	7,164,075	-	7,164,075
TOTALS	$ 32,030,345	$0	$32,030,345	-	$32,030,345
Liabilities					
Commissions payable	$ 18,528,344		$ 18,528,344		$18,528,344
Accrued compensation	7,089,143		7,089,143		7,089,143
Accrued expenses and other liabilities	3,123,854	-	3,123,854	-	3,123,854
TOTALS	$ 28,741,341	-	$ 28,741,341		$28,741,341

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. At December 31, 2017, the amount due from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable which are due from these two clearing brokers.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2017, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

NOTE K – CLEARING CREDITS

The Company received a reduction of brokerage, communication, and clearance fees, representing its allocable portion of certain clearing credits and rebates from its clearing brokers. One of clearing brokers has agreed to provide additional credits for the period ending in June 30, 2018 for which the estimated allocable portion to the Company, $1,125,000, is being recognized ratably over the respective annual period, which is included in prepaid expense and other assets in the statement of financial condition.